SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
State Registration (N.I.R.E.) No. 29300006939

A Publicly Held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 18, 2021

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) submits this proposal (“Proposal”) related to the matters contained in the agenda of the Extraordinary General Meeting of Braskem to be held on November 18, 2021 (“Meeting”), at 3:00 p.m., in an exclusively digital form, pursuant to article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of the Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), via digital platform Webex (respectively, “Digital Platform” and “Meeting”).

1.               To resolve on replacement of one (1) effective member of the Company’s Board of Directors, appointed by shareholders Novonor S.A. – Em recuperação judicial (formerly named Odebrecht S.A.) and NSP Investimentos S.A. – Em recuperação judicial (formerly named OSP Investimentos S.A.) (“Novonor”), to conclude the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2021.

The Meeting was called to resolve on the replacement of one (1) effective member of the Company’s Board of Directors, appointed by shareholder Novonor, to conclude the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2021.

Considering the resignation submitted by Mr. Rogerio Bautista da Nova Moreira on October 6, 2021, effective from the election of his substitute, to the position of effective member of the Company’s Board of Directors, the Company’s Management submits to the shareholders the resolution on the election of Mr. Héctor Nuñez, to replace Mr. Rogerio Bautista da Nova Moreira.

Exhibit I to this Proposal contains the information of the candidate appointed by shareholder Novonor, as well as his professional experiences, according to items 12.5 to 12.10 of the Reference Form, in compliance with the provisions of article 10, item I, of CVM Ruling 481.

Impossibility of Separate Election:

In accordance with the CVM Board of Commissioner’s understanding in Administrative Proceedings CVM No. RJ2016/4098 and 19957.009411/2017-46, given that the matter on the Agenda for the Extraordinary General Meeting hereby called refers only to the replacement of one (1) effective member of the Company's Board of Directors, who was not elected by separate election system, there shall be no possibility to adopt the separate election, as provided for in paragraphs 4 and 5 of article 141 of Law No. 6,404 of December 15, 1976 (“Brazilian Corporate Law”).

1

Shareholders Participation:

The Meeting will be held exclusively in digital form, reason why the Shareholder’s participation can only be via Digital Platform, in person or by proxy duly established under the terms of article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholder may: (i) simply participate the Meeting; or (ii) participate and vote at the Meeting.

There shall be no remote voting under CVM Ruling 481 for the purposes of the Meeting.

Documents required to access the Digital Platform:

Shareholders who wish to attend the Meeting shall submit such request to the Company via email braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days prior to the date designated for the Meeting, which is, by November 16, 2021, and shall be duly accompanied with the following documents, whether Brazilian or foreign shareholder:

(i)               evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Meeting;

(ii)             if the Shareholder is a legal entity, articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board’s election that ascertains the powers of representation;

(iii)            if the Shareholder is an investment fund, the fund's regulation, together with the information referred to above in relation to its administrator or manager;

(iv)            additionally, in the case of representation of a Shareholder (individual, legal entity or investment fund) by proxy, the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporate Law; and

(v)              in relation to the Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body.

The access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 5, paragraph 3, of CVM Ruling 481.

2

Exceptionally for this Meeting, the Company shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the certification of authenticity of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

The Company shall send the individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to the Shareholders that have submitted their requests within the deadline and under the conditions set above, as already stated in the Manual to Participate in the Meeting.

The Shareholder that participates via Digital Platform shall be deemed present at the Meeting and may exercise its voting rights and sign the respective Meeting Minutes, pursuant to article 21-V, paragraph 1, of CVM 481.

If the Shareholder that has properly requested to participate does not receive from the Company the e-mail with the instructions for access and participation in the Meeting at least 24 hours in advance of its holding (that is, by 03:00 p.m. of November 17, 2021), it shall contact the Company via phone number +55 (11) 3576-9531 – in any event, before 12:00 p.m. of November 18, 2021, so that its respective access instructions are resent (or provided by phone).

The Company shall provide technical support in case the Shareholders have any problems to attend the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

The Company also recommends that the Shareholders become familiar with the usage thereof beforehand, as well as ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company requests the Shareholders to access the Webex Digital Platform on the day of the Meeting at least 15 (fifteen) minutes prior to the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

Finally, all the exhibits are detailed in this Proposal in accordance with the applicable laws and regulations.

The Management

* * *

3

EXHIBIT	PAGE
EXHIBIT I – Nomination of candidate appointed by shareholder Novonor to hold the position of effective member of the Company's Board of Directors, according to the information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Ruling 481.	6

4

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
State Registration (N.I.R.E.) No. 29300006939

A Publicly Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON NOVEMBER 18, 2021

Appointment of candidate indicated by shareholder Novonor to hold the position of effective member of the Company’s Board of Directors, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Ruling 481

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATE TO THE BOARD OF DIRECTORS
Name	Date of Birth	Management Body	Date of Election	Term of Office	Number of Consecutive terms of office
Taxpayer Register (C.P.F)	Profession	Effective position indicated	Date of Investiture	Appointed by the controller	Meetings attandance percentage (%)
Other positions and offices held at the Company
HÉCTOR NUÑEZ	10/30/1962	Belongs solely to the Board of Directors	11/18/2021	Until 2022 Annual Meeting	The appointment is for the 1st term of office
249.498.638-94	Business Administrator	Board of Direcotrs (Effective Member)	Until 12/18/2021	Yes	-
No other positions or offices held at the Company.

5

Professional Experience / Statement of possible convictions/ Independence Criteria

HÉCTOR NUÑEZ – 249.498.638-94

Mr. Héctor Nuñez is being appointed as an effective member of the Company's Board of Directors by shareholder Novonor S.A. Mr. Héctor Nuñez is a high level executive, focused on clients, international business strategist with more than 25 years of success in managing businesses growth, business turnaround and building up startups in the United States of America and South America. He is graduated and has MBA in Business Administration by Florida International University. He served as CEO of Ri Rappy Brinquedos S.A. for 9 years, leading transactions for the merger of main specialized Brazilian retailers. He has also served as CEO of Walmart Stores, Inc. and in several leadership roles at the Coca-Cola Company and at companies of its economic group. Since April 2021 he is the Chairman of the Board of Directors of Novonor S.A., controller of the Company. He also serves, since January 2011, as an Independent Board Member of Vulcabrás and, since April 2017, as Chairman of the Board of Directors of Marisa S.A. He is also a member of the board of Amigos do Bem non-governmental organization.

The Board Member hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member also states that he is not a politically exposed person, under CVM Ruling No. 50, of August 31,2021.

6

12.7. To provide the information mentioned in item 12.5 in relation to the members of the statutory committees as well as the audit, risk, financial and compensation committees, even if such committees or bodies are not statutory

12.8. With respect to each of the persons who served as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or bodies are not statutory, to inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which have occurred after taking office

Not applicable, considering that the candidate for the position of Effective member of the Board of Directors does not hold a position on the Company's committees.

7

12.9 - Existence of spousal relation, stable union, or next-of-kin status up to the 2nd degree between:

There are no marital relationships, of stable union or kinship to be disclosed.

(a)       Company’s Administrators.

There are no family relationships to be disclosed.

(b)       (i) Company’s administrators; and (ii) administrators of its directly or indirectly controlled companies.

There are no family relationships to be disclosed.

(c)       (i) Company’s administrators or administrators of its directly or indirectly controlled companies; and (ii) direct or indirect controlling companies of the Company.

There are no family relationships to be disclosed.

(d)       (i) Company’s administrators and (ii) administrators of direct or indirect controlling companies of the Company.

There are no family relationships to be disclosed.

8

12.10 - Relationships of subordination, provision of services or control between administrators and controlled companies, controlling companies and others

Not applicable, considering that in the last three fiscal years the candidate for the position of Effective member of the Board of Directors had no relationship of subordination, provision of services or control of subsidiaries, controllers and others.

9

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.